The Fund's fundamental investment policy was changed to require an AAA or Aaa rating on substantially all portfolio securities AT THE TIME OF INVESTMENT, but permits holding up to 35% of the Fund's total assets in securities which have been downgraded below AAA or Aaa (but not below AA or Aa).